UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY Co., Ltd. (“Gravity” – Nasdaq: GRVY), Seoul, Korea, November 16, 2005.

Gravity announced today that it entered into an agreement with certain shareholders of Neo-Cyon, Inc. (“Neo-Cyon”) on November 15, 2005 to purchase shares of Neo-Cyon held by such shareholders, which upon closing of the transaction will result in Gravity holding a majority stake in Neo-Cyon.
Neo-Cyon, a Korean company, provides mobile multimedia contents services to LG
Electronics Inc., one of the largest manufacturers of mobile phones in the world.  Upon closing of the purchase of the shares, Gravity will acquire control over the management of Neo-Cyon and will be in a position to appoint the majority of the board of directors of Neo-Cyon.  The purchase price of the shares is approximately KRW 6.2 billion and the transaction is expected to close on or about November 24, 2005.  Gravity announced that the purpose of the transaction is to enhance its efforts in the mobile multimedia contents business.

Since its inception in 2000, Neo-Cyon has built and serviced mobile multimedia contents service systems, including mobile games, sound and graphics, in a number of countries including in particular, Korea and Russia.  Neo-Cyon was the first online games services provider to publish an online game in Russia.
The current intent is for Neo-Cyon to, upon completion of open beta testing in the Russian market, begin commercial servicing of Ragnarok Online.

Through Neo-Cyon, the management of Gravity believes that it may gain additional momentum in its efforts to strengthen its global game publishing network.  Moreover, by pursuing game publishing in Russia, the management of
Gravity expects to further exploit potential opportunities outside of Asia, where the competition for acquiring and retaining users of online games is intense, and geographically diversify its revenue source.

Mr. Il Young Ryu, the Chief Executive Officer of Gravity, stated, “This transaction represents a step to implement Gravity’s strategy of strengthening global publishing capability.  In the online games market, where the first mover advantage is important, this transaction represents the first step for
Gravity for establishing a stronger foothold during the initial stages of development of a potentially important market, such as Russia.”  Mr. Ryu added, “With Gravity’s current cash balances and close ties with various licensing partners, Gravity hopes to build a stronger global network for distribution of its online games.  Moreover, in order to meet the needs of the users of mobile multimedia contents, Gravity will seek to simultaneously introduce both online and mobile versions of games and thereby to strengthen its market position in not only the online games market but also the mobile games market.”

About GRAVITY Co., Ltd.

Founded in April 2000 during the early stages of the development of the online game industry in Korea, Gravity is an online game company, which is the only
Korean company that has its shares listed solely on the Nasdaq. Gravity develops and distributes Ragnarok Online, a massively multiplayer online role playing game with the largest user base globally.  Gravity is in the process of developing games which will succeed Ragnarok Online, namely Ragnarok Online
II and Requiem.  Also, Gravity is developing and distributing a wide range of casual games, including massively multiplayer online role playing games, using its global network built on the success of Ragnarok Online.

About Ndoors Co., Ltd.

Founded originally as Intizen Co., Ltd., an Internet community and portal site, the company’s trade name was changed to NDOORS in November 2004 to transform the company into a developer of online games and related service provider.  NDOORS has developed and currently provides the popular online game
“Goonzu”, an RPG which focuses on themes based on politics and economics.
NDOORS is currently developing “Goonzu Battle”, a battle RPG, “Time N Tales” a
DRTRPG, “Kungpa”, a war action game, as well as educational casual RPGs, strategic simulation game and a sports game.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS FOR GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: +82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +1-646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/15/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer